Filed pursuant to Rule 433

Registration File No. 333-187390

Relating to the

Preliminary Prospectus Supplement

dated October 14, 2013

(To Prospectus dated March 29, 2013)

Pricing Term Sheet

dated October 15, 2013

Resource Capital Corp.

Offering of

6.00% Convertible Senior Unsecured Notes due 2018

(the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement dated October 14, 2013 relating to the Offering, including the documents incorporated by reference therein, and the related base prospectus dated March 29, 2013, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	Resource Capital Corp., a Maryland corporation

Ticker / Exchange for Common Stock:	RSO / The New York Stock Exchange (“NYSE”)

Trade Date:	October 16, 2013

Expected Settlement Date:	October 21, 2013

Title of Securities:	6.00% Convertible Senior Unsecured Notes due 2018 (the “Notes”)

Aggregate Principal Amount Offered:	$100,000,000 principal amount of Notes (or a total of $115,000,000 principal amount of Notes if the underwriters exercise in full their over-allotment option to purchase additional Notes)

Public Offering Price:	100% of principal amount

Maturity Date:	December 1, 2018, unless earlier repurchased or converted

Interest Rate:	6.00% per year

Interest Payment Dates:	Semiannually on June 1 and December 1, beginning on December 1, 2013

Record Dates:	May 15 and November 15

Closing Price:	$5.92 per share of the Issuer’s Common Stock on the NYSE on October 15, 2013

Conversion Premium:	Approximately 12.5% above the Closing Price

Initial Conversion Price:	Approximately $6.66 per share of Common Stock

Initial Conversion Rate:	150.1502 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment

Joint Book-Running Managers	J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC

Senior Co-Manager	Keefe, Bruyette & Woods, Inc.

Co-Managers	JMP Securities LLC and MLV & Co. LLC

CUSIP Number:	76120WAA2

ISIN Number:	US76120WAA27

Adjustment to Shares Delivered Upon Make-Whole Fundamental Change:	If a “make-whole fundamental change” (as defined in the preliminary prospectus supplement dated October 14, 2013 for the Offering) occurs prior to the maturity date, the Issuer will in some cases increase the conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change. The following table sets forth the hypothetical stock prices and the number of additional shares of Common Stock by which the conversion rate for the Notes will be increased per $1,000 principal amount of Notes in the event of a make-whole fundamental change:

STOCK PRICE

Effective Date	$5.92	$6.25	$6.50	$6.66	$6.75	$7.00	$7.25	$7.50	$8.00	$8.50	$9.00
October 21, 2013	18.7687	14.4396	10.5772	8.5694	7.4400	4.9828	3.1506	1.8610	0.4942	0.0640	0.0000
December 1, 2014	18.7687	16.2456	12.1444	9.9809	8.7639	6.0569	3.9784	2.4607	0.7479	0.1346	0.0020
December 1, 2015	18.7687	17.3944	13.1310	10.8690	9.5966	6.7408	4.5161	2.8622	0.9303	0.1944	0.0086
December 1, 2016	18.7687	17.3511	13.0146	10.7231	9.4341	6.5631	4.3476	2.7190	0.8546	0.1685	0.0056
December 1, 2017	18.7687	15.5807	11.2609	9.0434	7.7960	5.1279	3.1775	1.8357	0.4637	0.0550	0.0000
December 1, 2018	18.7687	9.8498	3.6960	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

(i) if the stock price is between two stock price amounts in the table or the effective date is between two dates in the table, the additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

(ii) if the stock price is in excess of $9.00 per share, subject to adjustment, no additional shares will be issued upon conversion; and

(iii) if the stock price is less than $5.92 per share, subject to adjustment, no additional shares will be issued upon conversion.

Notwithstanding anything herein to the contrary, in no event will the total number of shares of Common Stock issuable upon conversion exceed 168.9189 shares per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the preliminary prospectus supplement dated October 14, 2013 for the Offering.

The Issuer has filed a registration statement (including a preliminary prospectus supplement dated October 14, 2013 and an accompanying prospectus dated March 29, 2013) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC (c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204) or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.

This communication should be read in conjunction with the preliminary prospectus supplement dated October 14, 2013 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.